Techprecision Corporation
Bella Drive
Westminster, MA 01473

September 20, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:  John Reynolds, Esq. Assistant Director

Re:	Techprecision Corporation. Form SB-2; File No. 333-133509

Ladies and Gentlemen:

Techprecision Corporation (the “Company”), is filing amendment No. 5 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated September 14, 2007. Set forth below is the Company’s response to comments.

Prospectus Summary, page 3

1.
We reissue comment two of our letter dated August 8, 2007. We continue to note that since six months have passed from the issuance of the warrants, they appear to be subject to the cashless exercise provisions. Provide clear disclosure if true, that the warrant holders may utilize cashless exercise of the warrants at any time.

Although the cashless conversion provisions of the warrants are in effect because more than six months have passed since the closing of the private placement, Barron Partners, the sole warrant holder, has advised us that it will not use the cashless exercise feature prior to February 24, 2008 for any of its warrants prior to the registration statement being effective. Language has been included to state that the warrant holders may exercise the cashless exercise provisions of the warrants with respect to warrants that are not subject to the registration statement.

Risk Factors, page 8

Because of the nature of our business, we are subject to environmental regulations, and our failure to comply with these regulations could result in increased costs as well as penalties for violation of these regulations, page 11.

1.
Please revise the heading of this risk factor to clarify that, in the past, you have not complied with all regulations and that, consequently, you have previously experienced increased costs and penalties.

We have revised to heading to refer to our past failure of compliance and increased costs. The head now read as follows: “Because of the nature of our business, we are subject to environmental regulations, we have in the past failed to comply with these regulations, and our failure to comply with these regulations has in the past resulted in, and could in the future result in, increased costs as well as penalties for violation of these regulations.”

2.
Please disclose in this risk factor that the EPA alleged separate violations under the Clean Water Act and the Emergency Planning and Community Right-to-Know Act for separate events and discuss the tentative settlement.

The text of the risk factor has been revised to refer expressly to the Clean Water Act and the Emergency Planning and Community Right-to-Know Act and the settlement, which has become final.

Principal Stockholders, page 51

3.
Please identify more fully in this section, and file as an exhibit, the agreement which resulted in the March 20, 2007 transfers of shares to Martin Daube from Redstone Capital Corporation and Messrs. Levy and Youtt. Also, disclose any principal terms of the agreement which you have not already discussed in this section.

We have described in greater detail the agreement pursuant to which Mr. Reindl, Mr. Levy, Redstone Capital Corporation and Mr. Daube transferred shares to Mr. Youtt, and we have filed that agreement as an exhibit. There are no other agreements relating to the transfer of shares among Messrs. Reindl, Levy, Daube and Youtt.

The Company would like to have an effective date of September 25, 2007, and would appreciate any expedited treatment you could give to this filing.

Very truly yours, /s/ Mary Desmond Mary Desmond, CFO